Trinity Biotech plc

IDA Business Park Bray,

County Wicklow,

A98 H5C8 Ireland

VIA EDGAR

June 4, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attn: Jessica Dickerson

Re: Trinity Biotech plc

Request for Withdrawal of Amendment on Form F-1/A

File No. 333-293717

Dear Ms. Dickerson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Trinity Biotech plc (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of the Company’s amendment on Form F-1/A, together with all exhibits thereto, filed with the Commission on June 3, 2026 (the “Amendment”) to the Company’s Registration Statement on Form F-1 (File No. 333-293717), originally declared effective on March 3, 2026.

The Company is requesting withdrawal of the Amendment because it was inadvertently submitted under the EDGAR submission type “F-1/A,” which is used for a pre-effective amendment, rather than “POS AM,” which is used for a post-effective amendment. The Company intends to promptly re-file the Amendment under the correct EDGAR submission type “POS AM,” with no substantive changes other than the submission type.

The Amendment has not been declared effective by the Commission, and no securities have been issued or sold under the Amendment.

If you have any questions or comments regarding this request, please contact Mary Brown of Carter Ledyard & Milburn LLP at (212) 238-8765.

Very truly yours,

Trinity Biotech plc

By: _/s/ John Gillard___________________

Name: John Gillard

Title: Chief Executive Officer